 Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

Infobird Co., Ltd

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333- 268993) of our report dated May 1, 2023, relating to the audit of the consolidated balance sheets of Infobird Co., Ltd and its subsidiaries and variable interest entity (collectively the “Company”) as of December 31, 2022, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the financial statements), which appears in this Form 20-F filed by the Company with the U.S. Securities Exchange Commission on May 1, 2023.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
May 1, 2023	Certified Public Accountants
PCAOB ID: 1171